EXHIBIT 99.1

Tekmira Closes $5.1 Million Public Offering

FOR IMMEDIATE RELEASE:	June 16, 2011

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, has closed its previously announced public offering of 1,789,900 units for total gross proceeds before expenses of CDN$5.1 million. The Company intends to use the net proceeds of the offering for general corporate purposes.

Versant Partners Inc. was the placement agent for the offering in Canada and other jurisdictions outside the United States. The units were offered in the United States directly by the Company.  The offering was completed pursuant to a base shelf prospectus filed in Canada and a registration statement filed with the Securities and Exchange Commission (SEC), which became effective on November 4, 2010. ThinkEquity LLC acted as a financial advisor to Tekmira.

A prospectus supplement relating to the offering was filed on SEDAR and with the SEC. The base prospectus, as supplemented, can be obtained from the SEC’s website at http://www.sec.gov or from SEDAR at http://www.sedar.com. A copy of the base prospectus and prospectus supplement may also be obtained from Tekmira Pharmaceuticals Corporation at 100-8900 Glenlyon Parkway, Burnaby, British Columbia, V5J 5J8.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Tekmira
Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information
This press release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements are generally identifiable by use of the words “believes,” “may,” “plans,” “will,” “anticipates,” “intends,” “budgets,” “could,” “estimates,” “expects,” “forecasts,” “projects,” and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira’s public offering of units and Tekmira’s strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: Tekmira’s use of proceeds of the offering; Tekmira’s financial position and execution of Tekmira’s business strategy; and LNP’s status as a leading RNAi delivery technology. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: changing market conditions may have a material adverse effect on Tekmira’s financial position and ongoing business strategy; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; and future operating results are uncertain and likely to fluctuate.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Information Form dated March 30, 2011 as supplemented by Tekmira’s Prospectus dated June 10, 2011, which are both available at www.sedar.com. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors
Jodi Regts
Director, Investor Relations
Phone: 604-419-3234
Email: jregts@tekmirapharm.com

Media
David Ryan
Longview Communications Inc.
Phone: 416-669-7906
Email: dryan@longviewcomms.ca